UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 18, 2018

ESTRE AMBIENTAL, INC.

1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor
Itaim Bibi
São Paulo
04543-900 - SP
Brazil
 +55 11 3709 2300
(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 1, 2018, Estre Ambiental, Inc. (the “Company”) announced to the market that it expects to release the Company's financial results for the full year 2017 before the market opens on Wednesday, May 30, 2018. On May 18, 2018, the Company announced to the market in a press release that it has received a letter from the NASDAQ Stock Market (“NASDAQ”) notifying the Company that it is not in compliance with the requirements for continued listing set forth in NASDAQ Listing Rule 5250(c)(1) because it did not timely file its annual report on Form 20-F for the year ended December 31, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESTRE AMBIENTAL, INC.

Date: May 18, 2018	By:	/s/ Sergio Pedreiro
Sergio Pedreiro
Chief Executive Officer

EXHIBIT

Estre Ambiental Announces
 Receipt of a NASDAQ Notice Related to Late Filing of Form 20-F

SÃO PAULO, May 18, 2018 -- Estre Ambiental, Inc. (NASDAQ: ESTR)  (the “Company” or “Estre”), the largest waste management company in Latin America, announced on May 1, 2018 that it expects to issue its full year 2017 results before the market opens on Wednesday, May 30, 2018. However, on May 11, 2018, the Company received a letter from the NASDAQ Stock Market (“NASDAQ”) (the “Delinquency Letter”) notifying the Company that it is not in compliance with the requirements for continued listing set forth in NASDAQ Listing Rule 5250(c)(1) because it did not timely file its annual report on Form 20-F for the year ended December 31, 2017 (the “2017 Annual Report”).
In accordance with the NASDAQ Listing Rules, the Company has 60 calendar days from the date of the Delinquency Letter to submit a plan to regain compliance with NASDAQ Listing Rules (the “Compliance Plan”). If NASDAQ accepts the Compliance Plan, NASDAQ may grant the Company an extension until October 29, 2018 to regain compliance and the Company intends to file its 2017 Annual Report before that date.
The Deficiency Letter has no immediate impact on the listing of the Company’s ordinary shares on NASDAQ. This announcement is made in compliance with NASDAQ Listing Rule 5810(b) which requires prompt disclosure of receipt of a deficiency notification.
About Estre
Estre is one of the leading waste management companies in Brazil and Latin America, as measured by disposal capacity, collection volume and market share. Estre provides collection, transfer, recycling and disposal services to more than 31 million people in seven Brazilian states where approximately 50% of Brazil’s population is concentrated. Estre’s landfill operations, which are currently focused around 13 strategically located landfills, dispose of approximately 6.0 million tons of waste annually. Estre also expects to add five additional landfills to its operations over the next several years. Estre’s waste management infrastructure also includes two landfill gas-to-energy facilities with an installed capacity of approximately 14 MW, as well as three hazardous and medical waste facilities. Additional information on Estre is available at http://www.estre.com.br/en/.
Forward-Looking Statements
This press release may contain forward-looking statements. These statements are not historical facts, and are based on management's current view, estimates and projections of future events and trends that currently affect or might affect the Company’s business, results and operations. Statements regarding the implementation of future actions, including with respect to the release of its financial results, plans or strategies, and the factors or trends affecting financial condition, liquidity or results of operations, are examples of forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, failure to comply with laws or regulations; the outcome of ongoing investigations and any new facts or information that may arise in relation thereto; the effectiveness of the Company’s risk management policies and procedures, including operational risk; and litigation, such as class actions or tax assessments brought by governmental and regulatory agencies, general economic and market conditions, industry conditions, and operating factors. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Company’s results of operations, to differ materially from current expectations.

Contacts
Investor Relations
ir@estre.com.br
+55 11 3709-2358
Media Relations
press@estre.com.br
+55 11 3709-2421